1271 Avenue of the Americas | New York, New York 10020

Blankrome.com

Phone:	(212) 885-5362
Fax:	(917) 332-3832
Email:	hank.gracin@blankrome.com

February 9, 2022

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Angelini

Re:         Forza X1, Inc.

Registration Statement on Form S-1

Filed December 23, 2021

File No. 333-261884

Dear Ms. Angelini:

On behalf of our client, Forza X1, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 19, 2022 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 1”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 1 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement No. 1.

United States Securities

and Exchange Commission

February 9, 2022

Registration Statement on Form S-1 General

1.	It appears from your disclosure that you do not yet produce, market and sell commercially the products depicted in your graphics, but the graphics suggest that your boats are mass produced in multiple colors. Please revise to avoid the implication currently presented by those graphics or remove the graphics entirely.

Response: We have revised the disclosure to clarify that we do not yet produce, market and sell commercially the products depicted in the graphics.

2.	The depiction of the Forza X1 in your graphics appears to differ from the depiction on page 50. Please explain the reason for the different depictions.

Response: Please note that the depiction on page 50 states that it is a depiction of the second prototype, which was a 28-foot Twin Vee retrofitted catamaran built by Twin Vee, and not a depiction of a Forza X1 model.

Prospectus Summary, page 1

3.	Please revise your summary to include a specific, clear description of your current operations, status of product development and manufacturing facility, reliance on your parent company and its facilities and your current capital resources. Distinguish clearly your aspirations from your accomplishments. Explain exactly what you have accomplished to date with respect to each of these matters and your plan of operation, including development of your battery pack, steering, control system, distribution model and design and purchase of your manufacturing facility, and any material hurdles that remain. These revisions should include but not be limited to the intended uses of proceeds.

Response: We have revised the summary to add disclosure with respect to our current operations, status of our product development and manufacturing facility, reliance on our parent company, our current capital resources, our accomplishments to date, our plan of operation, the material hurdles that remain and the intended uses of proceeds.

4.	We note claims regarding your “first-mover advantage” such as, among others, “To date, there are no commercialized electric boats for mass appeal,” and “Forza X1 intends to be first to market with a mass appeal affordable, family friendly, fully electric day boat.” Please revise your disclosure to clarify the basis for such claims, indicating whether this refers to price point, mass production, integrated design, or some other basis. Please also describe the support for your claims to the extent that they relate to other electric boat manufacturers.

United States Securities

and Exchange Commission

February 9, 2022

Response: We have deleted the statements regarding mass appeal, affordability and other electric boat manufacturers. We have also added disclosure to clarify that establishing “first-mover advantage” is our goal.

Use of Proceeds, page 36

5.	We note that your parent company completed its initial public offering in 2021, with the majority of those proceeds intended to be used to develop its electric boat business and acquire waterfront property (to be developed as its EV innovation and testing center), as confirmed in the Form 10-Q filed November 15, 2021. Please revise your disclosure to describe that offering and the amount of proceeds you have received and/or expect to receive from your parent company. Also, in light of this planned investment in your operations and numerous claims in this document regarding the expected superiority of your products, please revise to describe in detail the reasons for this offering and why you are now intended to be a stand-alone company. Include in these revisions what changed since your parent company’s IPO that led to undertaking this transaction.

Response: We have revised the disclosure to describe the parent company’s offering and the amount of proceeds we have received and/or expect to receive from our parent company, the reasons for this offering, why we are now intended to be a stand-alone company and what changed since our parent company’s IPO that led to undertaking this transaction.

Business, page 47

6.	Please disclose whether your parent company has transferred the entirely of its electric boat business to you. If your parent company will continue to develop and manufacture its own electric boats, including the fi five models described in its IPO prospectus, please disclose the potential conflicts of interest in light of your shared management, suppliers, and manufacturing facilities.

Response: We have revised the disclosure to state that our parent company has transferred the entirely of its electric boat business to us.

7.	Please describe the need for any government approvals of your principal products or services. See Item 101(h)(viii) of Regulation S-K. Specifically address the need to obtain permits and licenses in connection with your direct-to-consumer model, and whether jurisdictions impose limitations on the ability of a boat manufacturer to act as a dealer. Also address the permits needed to establish your service network.

United States Securities

and Exchange Commission

February 9, 2022

Response: We have revised the disclosure to describe the need to obtain permits and licenses in connection with our direct-to-consumer model and service network, and whether jurisdictions impose limitations on the ability of a boat manufacturer to act as a dealer.

8.	Please expand your description of how your electric boats and components will be serviced and repaired. Describe the arrangements you expect to enter into with third party-service providers. Also describe the widespread service network you plan to establish, including your expected timetable and geographic coverage. Include in your revisions the steps you have taken in furtherance of this activity and the steps that remain.

Response: We have revised the disclosure to expand the description of how we expect our electric boats and components will be serviced and repaired, the service network we plan to establish and our expected timetable and geographic coverage.

9.	We note disclosure that your boats incorporate an onboard charging system, permitting recharging from almost any electrical outlet and residential and commercial charging stations previously only utilized for electric automobiles. Please expand your disclosure to describe charging times and capacity in relation to available charging options. Please also further explain the potential charging capacity limitations you may impose via software updates. Also, given the status of the development of your product, please explain the basis for the statement that your charging system permits long-range use of your boat.

Response: We have revised the disclosure to describe the charging times and capacity in relation to available charging options and removed the reference to “long-range”. We do not expect any charging capacity limitations to be imposed via software updates.

Forza X1 Intellectual Property, page 63

10.	Please revise to clarify whether you or your parent company filed the applications you noted and who owns and will own the intellectual property covered by those applications.

Response: We have revised the disclosure to clarify that we own the intellectual property covered by these applications.

Forza X1 Future Factory, page 64

11.	Describe the status of your design efforts related to your factory and your expected timetable for the milestones related to the Forza FX1 Future Factory, including when you expect to actually acquire the necessary real property, secure permits, begin construction and commence production and your plans for ramping up production. Please also more fully describe your manufacturing plans prior to the Forza FX1 Future Factory becoming operational, including your expected timetable to accept customer orders and deliver boats and/or components in fulfillment thereof.

United States Securities

and Exchange Commission

February 9, 2022

Response: We have revised the disclosure to describe the status of our design efforts related to our factory and our expected timetable for the milestones related to the Forza FX1 Future Factory, including when we expect to acquire the necessary real property, secure permits, begin construction and commence production, our plans for ramping up production and our manufacturing plans prior to the Forza FX1 Future Factory becoming operational, including our expected timetable to accept customer orders and deliver boats and/or components in fulfillment thereof.

Facilities, page 67

12.	We note your disclosure that “Twin Vee has 14.5 acres of undeveloped land in Fort Pierce, Florida under contract and our current plans are to design the parcel as our future boat manufacturing facility to build our electric boat,” together with the disclosure on page F-9 that you have paid a refundable deposit for this parcel. Please revise your disclosure to clarify whether you or Twin Vee currently owns this property and the manufacturing facility to be developed there. Please also clarify (i) whether this represents the same property and facilities described under the caption “Forza FX1 Future Factory” on page 64, and (ii) its acquisition status in light of disclosures that appear to question its suitability (for example, on pages 13 and 42). Ensure your disclosures explains fully each transaction that occurred with respect to the referenced real property, the counterparties to the transactions and the source of funds used.

Response: We have revised the disclosure to clarify that Twin Vee is holding for our benefit the right to acquire this property, update its acquisition status, clarify that this represents the same property and facilities described under the caption “Forza FX1 Future Factory” on page 64, and clarify that the land to be acquired and the manufacturing facility we intend to develop will be owned by us.

Legal Proceedings, page 67

13.	Please clarify the disclosure that the case was “terminated.”

Response: We have removed the disclosure because the case that was dismissed was an ancillary legal proceeding connected to a bankruptcy case involving a third party debtor and not a bankruptcy proceeding relating to the bankruptcy of Mr. Visconti or any entity he was affiliated with.

United States Securities

and Exchange Commission

February 9, 2022

Management, page 68

14.	Please clarify the amount of time each officer devotes to your affairs.

Response: We have revised the disclosure to state the amount of time each officer of the parent company devotes to our affairs.

Executive Compensation, page 77

15.	Please disclose all compensation awarded to, earned by, or paid to your named executive officers by any person (including your parent company) for all services rendered in all capacities to you during your fiscal year ended November 30, 2021, in accordance with Item 402 of Regulation S-K.

Response: We have revised the disclosure to disclose all compensation awarded to, earned by, or paid to our named executive officers by any person (including our parent company) for all services rendered in all capacities to us during our fiscal year ended December 31, 2021.

16.	We note the description of the employment agreements between your parent company and your named executive officers. To the extent these agreements govern the relationship between you and your named executive officers, and their compensation related thereto, please file them as exhibits to your registration statement.

Response: We have filed the employment agreements between our parent company and our named executive officers as exhibits to the Registration Statement.

Certain Relationships and Related Party Transactions, page 84

17.	Please revise your disclosure to reconcile the inconsistency between these and related statements: “While our corporate headquarters is located at our parent company’s premises, we do not pay rent or have a lease” (page 84) and “During the eleven-month period ended November 30, 2021, we recorded rent expense of $9,350 associated with our month-to- month arrangement to utilize certain space at our parent company’s facility. The Company incurs $850 per month for rent expense for approximately 1,000 square feet” (page F-9). Also reconcile the disclosure on page 43 and Exhibit 10.2 about whether the fees are monthly or yearly; further clarify whether the rent expense is included in the $5,000 figure.

Response: We have corrected the disclosure to reconcile the inconsistency and clarified that the rent expense of $850 a month is not included in the $5,000 fee.

United States Securities

and Exchange Commission

February 9, 2022

18.	Please discuss Mr. Leffew’s expected salary increase contingent upon successful completion of this IPO, as discussed in Exhibit 10.3. Provide similar disclosure regarding the interests of any other affiliates in the completion of this transaction.

Response: We have revised the disclosure to discuss Mr. Leffew’s expected salary increase contingent upon successful completion of the IPO. Please note supplementally there are no other affiliates with a similar interest in the completion of the IPO.

Description of Capital Stock, page 87

19.	Please revise this section so that it is consistent with Exhibits 3.1-3.3, including in relation to the number of shares of authorized stock. Also revise to ensure the disclosures are internally consistent; we note the disclosure on pages 87 and 88 refer to different amounts of authorized preferred stock, which numbers also differ from the number in the exhibits you filed.

Response: We have revised the section so that the disclosures are internally consistent. Please note that we intend to file an amended certificate of incorporation prior to effectiveness of the Registration Statement to increase the number of authorized shares to match the disclosure in this section.

Financial Statements, page F-1

20.	We note that you are a wholly-owned subsidiary of Twin Vee PowerCats Co. and that you were incorporated on October 15, 2021 as Electra Power Sports, Inc. We note your disclosure that your financial statements for the eleven-months ended November 30, 2021 have been carved out for the periods January 1, 2021 through the inception of Forza X1. Please clarify the date and meaning of the “inception of Forza X1.” Additionally, please further disclose and clarify the presentation of such periods and tell us how you have complied with the requirements of Rule 8-02 of Regulation S-X which requires financial statements for the each of the last two fiscal years.

Response: We have clarified the date and meaning of the “inception of Forza X1”, the presentation of such periods and how we have complied with the requirements of Rule 8-02 of Regulation S-X.

21.	Please tell us and disclose your fiscal year-end.

Response: We have disclosed that we have a December 31, 2021 fiscal year end.

United States Securities

and Exchange Commission

February 9, 2022

Notes to Financial Statements

Subsequent Events, page F-9

22.	We note your disclosure of a refundable deposit on a land purchase agreement for right to acquire a 14.5-acre parcel near the waterfront in Fort Pierce, Florida. We further note that your parent company completed an IPO in July 2021 of which $3.5 million of the proceeds were allocated to the acquisition of waterfront property and development of the Electra Power Sports- EV Innovation & Testing Center, in Fort Pierce, Florida. On page 67, you disclosed that Twin Vee has 14.5 acres of land under contract. Please tell us how this transaction will be accounted for in the Forza X1 financial statements including the status of the final purchase of the land.

Response: We have revised the disclosure to state how this transaction will be accounted for in the Forza X1 financial statements.

* * *

If you have any questions or need additional information, please contact the undersigned at (561) 237-0804 or (561) 926-7995 or Leslie Marlow at (212) 907-6457 or (516) 496-2223.

Sincerely,

/s/ Hank Gracin
Hank Gracin

cc: Joseph Visconti

CEO, Twin Vee PowerCats Co.